Sarah Lynn Silva

Education

B.S. in Physics with distinction – cum laude   **May 2002**
Sonoma State University (SSU)   Rohnert Park, CA
           Cumulative GPA: 3.6, Dean's list Fall 1998-Spring 2000, Fall 2001
           Lab Courses: X-ray Analysis, Nuclear Physics, Photonics
           Research: Assembly and operation of Photoluminescence Mapping Device (PLM)

Work Experience

Farmer, Founder, Owner, Operator   **January 2019- current**
Green Star Farm LLC   *Sebastopol, CA*
- Business and Farm Manager of a diversified Regenerative Agriculture Farm & Ranch
- Design, implement, and participated in and over see all farming activities.
- Design, implement, and oversee all sales & marketing activities.
- Design, implement, and oversee all budgets, bookkeeping, Accounts Payable and Receivables.
- Design and build livestock housing.
- Farmed pasture based pork, chicken, lamb, goat and eggs

Farmer & Founder   **December 2011- Current**
Felton Acres Inc dba Green Star Farm   *Sebastopol, CA*
- Business and Farm Manager of a diversified Regenerative Agriculture Farm & Ranch
- Design, implement, and participated in and over see all farming activities.
- Design, implement, and oversee all sales & marketing activities.
- Design, implement, and oversee all budgets, bookkeeping, Accounts Payable and Receivables.
- Design and build livestock housing.
- Farmed pasture based pork, chicken, lamb, goat and eggs

Founder   **May 2008 – December 2011**
Silva Star Organics   *Sebastopol, CA*
- Founder of non-profit eco-friendly community outreach farm.
- Farmed pasture based pork, chicken, lamb, and eggs

Tutor   **April 2008 – October 2011**
   Amathoasis tutoring center   *Sebastopol, CA*
Tutored: Elementary through high-end college mathematics, lower division science, and upper division Physics.

Business Owner   **July 2007 – May 2009**
See Green Investments L.L.C

Business Owner/ Investor   **September 2005 – May 2009**
CS Investment Services
- Real Estate Investments
- Buy and Sell Residential and Commercial properties
- Entrepreneurial Services and Consulting

Program Manager (promotion)   **October 2004 – May 2007**
Assistant Program Manager (promotion)   **October 2002 - October 2004**
Special Consultant –Assistant Program Manager   **June 2002 - September 2003**
   NASA Education and Public Outreach, SSU   *Rohnert Park, CA*

- All tasks mentioned below as Web Curator from December 1999 - May 2002
- Additional tasks include:
    1. Established work plans including timelines and evaluation criteria
    2. Project Management for all grants (8)- Provide primary support for the Education and Public Outreach (E/PO) Director, including responsibility for educational product delivery, team leadership, budget management and financial reporting
    3. Manage budgets and create reports to meet both University and funding source guidelines
    4. Monitor all plans and make recommend changes as appropriate
    5. Conduct educator workshops utilizing E/PO materials
    6. Managed, organized, and developed written and web-based educational materials for grades 7-12
    7. Development of training materials, researching and adapting existing science education materials as appropriate

Web Curator and Supervisor   **December 1999 - May 2002**

NASA Education and Public Outreach, SSU   *Rohnert Park, CA*

Tasks: Web design and maintenance of websites:

- http://glast.sonoma.edu, http://mystery.sonoma.edu, http://universe.sonoma.edu, http://nbsp.sonoma.edu, http://swift.sonoma.edu, http://xmm.sonoma.edu, http://epo.sonoma.edu
- Led the organization for the Swift, GLAST (Gamma-ray Large Area Space Telescope), Space Mysteries, and North Bay Science Project websites
- Assumed responsibility for the Structure and Evolution of the Universe (SEU) Education Forum (Universe!) website

- Designed all websites following Code 508 of the Americans Disabilities Act

- Represent the E/PO group at science, mathematics and/or technology conferences

- Directed three student employees working for our Education and Public Outreach group

- Organized and facilitated on Campus Workshops and Institutes for E/PO group, and any other science team meetings held at SSU

- Worked alongside E/PO director on project budgets and other administrative tasks

Tutor   **September 1998 - June 2002**

Private Tutoring   *Sonoma County, CA*

Tutored:

- Elementary through advanced college mathematics, lower division science, and upper division Physics to Sonoma State University students and various High School Students.

Tutor   **September 1999 - December 2000**

Amathoasis tutoring center   *Sebastopol, CA*

Tutored:

- Elementary through high-end college mathematics, lower division science, and upper division Physics
- Taught two summer courses: "Study Skills for Students," grades 9-12 and "Elementary Mathematics
- Skills," grades 5-7

More available upon request

Leadership

President- Society of Physics Students (SPS) SSU   **January 1999 - May 2002**

Sonoma State University   *Rohnert Park, CA*

Tasks: Organized SPS events such as:

- Social gatherings: Great America Physics Day, presentations at local high schools
- Fundraiser: collating folders for NASA's SEU, bake sales
- Supported: cosmology conference at SSU, physics department reunion

Computer Skills

- Platforms: Windows, UNIX, and Apple
- 33Languages: HTML, Javascript, and Fortran
- Programs: All Apple Microsoft Project, Mathematica, MathCAD, Microsoft Word, Microsoft Excel, Microsoft Power Point, Macromedia Dreamweaver, Macromedia Flash, Adobe Photoshop, Adobe Illustrator, Adobe Acrobat

Accredited Materials

- *XMM-Newton Education and Public Outreach Program*. Phil Plait, Sarah Silva, Tim Graves, Aurore Simonnet, Gordon Spear, Gray Slater, Tiffany Borders, and Lynn Cominsky (SSU), Poster at an American Astronomical Society January 2004
- *Active Galaxies Educator Unit*. GLAST Mission. Co-Producer. July 2003
- *Swift Education and Public Outreach Program*. Phil Plait, Sarah Silva, Tim Graves and Aurore Simonnet, Poster at an American Astronomical Society May 2003
- *Space Mysteries* Interactive educational CD. Assistant Producer. Second Edition. April 2003
- Presented: *Space Mysteries for Science Education*, Lynn R. Cominsky, Laura A. Whitlock, Tim Graves and Sarah Silva, AAPT Announcer, 30, 89, 2000, Promoted Project at an American Astronomical Society
- *Space Mysteries* Interactive educational CD. Assistant Producer. February 2002
- *Exploring the Extreme Universe* NASA CD, formatted Swift and GLAST websites for CDs. 2nd Edition April 2001

-More Available Upon Request -

– References available upon request-